                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 6) (1)

                         BONNEVILLE PACIFIC CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, $.01 PAR VALUE PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   098904204
           --------------------------------------------------------
                                 (CUSIP Number)

                               C. Derek Anderson
                          Plantagenet Capital Fund, L.P.
                         456 Montgomery Street, Suite 200
                         San Francisco, California 94104
                                (415) 433-6536
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               NOVEMBER 24, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 17 Pages

--------------

   1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098904204                    13D                 Page 2  of  17 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Plantagenet Capital Fund, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  [   ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting                -0-
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power

                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          [   ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 098904204                    13D                 Page 3  of  17 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Plantagenet Capital Fund II, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [   ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting                -0-
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power

                                  150,000 [See Preliminary Note]
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  150,000 [See Preliminary Note]
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     150,000 [See Preliminary Note]
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         [   ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     2.06% [See Preliminary Note]
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 098904204                    13D                 Page 4  of  17 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Plantagenet Capital Partners, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [   ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting                -0-
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power

                                  150,000 [See Preliminary Note]
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  150,000 [See Preliminary Note]
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     150,000 [See Preliminary Note]
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          [   ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     2.06% [See Preliminary Note]
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 098904204                    13D                 Page 5  of  17 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Plantagenet Capital Management LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting                -0-
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power

                                  150,000 [See Preliminary Note]
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  150,000 [See Preliminary Note]
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     150,000 [See Preliminary Note]
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          [   ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     2.06% [See Preliminary Note]
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 098904204                    13D                 Page 6  of  17 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Anderson Capital Management, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  [   ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting                -0-
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power

                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          [   ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     -0-
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IA, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 098904204                    13D                 Page 7  of  17 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     John J. Zappettini
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                 [   ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting                -0-
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power

                                  150,000 [See Preliminary Note]
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  150,000 [See Preliminary Note]
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     150,000 [See Preliminary Note]
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         [   ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     2.06% [See Preliminary Note]
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 098904204                    13D                 Page 8  of  17 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Patricia Love Anderson
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                 [   ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting                375
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power

                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  375
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         [   ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.005%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 098904204                    13D                 Page 9  of  17 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     C. Derek Anderson
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                 [   ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting                -0-
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power

                                  150,000 [See Preliminary Note]
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  150,000 [See Preliminary Note]
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     150,000 [See Preliminary Note]
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         [   ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     2.06% [See Preliminary Note]
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  10 of  17 Pages



     This Amendment No. 6 to Schedule 13D amends the Schedule 13D initially filed on October 14, 1997 (collectively, with all amendments thereto, the "Schedule 13D").

     Preliminary Note: In Amendment No. 5 it was noted that one of the Reporting Persons, Plantagenet II, believed it should have received an additional 1,533 Shares (on a post-reverse split basis) as part of the Plan Shares issued by the Trustee on or shortly after the Effective Date with respect to certain Class 9 Equity Claims held by Plantagenet II. Plantagenet II has requested such Shares from the Trustee. Of the 1,533 additional Shares requested by Plantagenet II, the Trustee ultimately issued 1,058 Shares, 583 of which were issued on December 9, 1998 and 475 of which were issued on March 3, 1999. These additional Shares increased the beneficial ownership of Plantagenet II, PCP, PCMLLC, Zappettini and Anderson by approximately 0.01%.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See Item 5c.


ITEM 4.  PURPOSE OF TRANSACTION

     See Item 5c.

                                                          Page  11 of 17  Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is amended as follows:

     A. Plantagenet Capital Fund, L.P.

           (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Plantagenet is incorporated herein by reference.

           (c) On October 7, 1999, Plantagenet purchased 956 Shares in an open market transaction for $10.75 a Share. The purpose of the purchase was to raise the aggregate holdings of Plantagenet and Plantagenet II to an even 450,000 Shares so that after the sales of Shares described herein, Plantagenet II would be left with an even 150,000 Shares. Plantagenet sold all of the Shares held by it, which sales were effected in open market transactions:


      DATE                    NO. OF SHARES                PRICE PER SHARE
      ----                    -------------                ---------------
November 24, 1999                243,781                        $10.97


                     After the foregoing sales, the Reporting Parties held less than 5% of the Shares.

           (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

           (e)       Not applicable.

     B. Plantagenet Capital Fund II, L.P.

           (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Plantagenet II is incorporated herein by reference.

                                                         Page  12 of 17  Pages


           (c) Since the filing of Schedule 13D, Plantagenet II sold the following Shares in open market transactions:


      DATE                    NO. OF SHARES                PRICE PER SHARE
      ----                    -------------                ---------------
November 24, 1999                 56,219                        $10.97


           (d) PCP, as the general partner of Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

           (e)       Not applicable.

     C. Plantagenet Capital Partners, L.P.

           (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCP is incorporated herein by reference.

           (c)       Not applicable.

           (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

           (e)       Not applicable.

     D. Plantagenet Capital Management LLC

           (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCMLLC is incorporated herein by reference.

           (c)       Not applicable.

           (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet
                     II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

           (e)       Not applicable.

                                                           Page  13 of 17  Pages


     E. Anderson Capital Management, Inc.

           (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for ACM is incorporated herein by reference.

           (c) The operations of ACM were terminated as of March 31, 1999. At that time, Shares held in accounts managed by ACM were distributed to their owners, none of whom are Reporting Persons.

           (d) Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, had, up until the date of termination of ACM, the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares helf by the accounts managed by ACM.

           (e)       Not applicable.


     F. John J. Zappettini

           (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Zappettini is incorporated herein by reference.

           (c)       Not applicable.

           (d) PCP, as the general partner of each of Plantagenet and Planagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

           (e)       Not applicable.


     G. Patricia Love Anderson

           (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for P. Anderson is incorporated herein by reference.

           (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

           (d) Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, had, up until the date of termination of ACM, the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

           (e)       Not applicable.

                                                          Page  14 of 17  Pages


     H. C. Derek Anderson

           (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Anderson is incorporated herein by reference.

           (c) Anderson sold his Shares in open market transactions on the following dates and for the following prices:


                                    NUMBER             PRICE
                     DATE           OF SHARES          SHARE
                      5-Nov-98      1,250              5.00
                     11-Jan-99      5,000              4.88
                     14-Jan-99      3,000              4.88
                     22-Jan-99      3,000              4.88
                     29-Jan-99      1,000              6.19
                     29-Jan-99      1,000              6.19
                      4-Feb-99      2,000              6.13
                     10-Feb-99      5,000              6.32
                      9-Mar-99      1,500              5.88
                      9-Mar-99      1,000              5.88
                     12-Mar-99      7,500              5.94
                     18-Mar-99      2,000              5.88
                     19-Mar-99      2,000              5.63
                     19-Mar-99      1,000              5.63
                      6-Apr-99      4,000              4.94
                      6-Apr-99      1,000              4.94
                      9-Apr-99      2,000              5.13
                     15-Apr-99      5,000              5.13
                     20-Apr-99      3,000              5.25
                      1-Jun-99      5,000              7.19
                      4-Jun-99      1,000              7.15
                     14-Jul-99      1,000              9.39
                     20-Jul-99        500             10.82
                     25-Aug-99        300              9.19
                      7-Sep-99        700              9.61
                     27-Sep-99      1,500             10.54
                                   ------
                                   61,250
                                   ======

           (d) PCP, as the general partner of each of Plantagenet and Plantagent II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC. Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, had, until the date of termination of ACM, the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares held by the accounts managed by ACM.

           (e)       Not applicable.


     The Shares reported hereby for Plantagenet II are owned directly by it. Both PCP, as the general partner of Plantagenet II, and PCMLLC, as the sole general partner of PCP, may be deemed to be the beneficial owner of the Shares held by Plantagenet II. Zappettini, as Managing Partner of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet II. The Shares reported hereby for P. Anderson are owned directly by her. Anderson, as President and managing member of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet II. P. Anderson hereby disclaims any beneficial ownership of any

                                                          Page  15 of 17  Pages

Shares other than the 375 Shares held directly by her. Anderson hereby disclaims any beneficial ownership of any Shares.

                                                           Page  16 of 17  Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 1999

                                  PLANTAGENET CAPITAL FUND, L.P.

                                  By:  PLANTAGENET CAPITAL PARTNERS, L.P.,
                                       its General Partner

                                  By:  PLANTAGENET CAPITAL MANAGEMENT LLC,
                                       its General Partner

                                  By:  /s/ C. Derek Anderson
                                       ----------------------------------------
                                       Name:   C. Derek Anderson
                                       Title:  Senior Managing Partner


                                  PLANTAGENET CAPITAL FUND II, L.P.

                                  By:  PLANTAGENET CAPITAL PARTNERS, L.P.,
                                       its General Partner

                                  By:  PLANTAGENET CAPITAL MANAGEMENT LLC,
                                       its General Partner

                                  By:  /s/ C. Derek Anderson
                                       ----------------------------------------
                                       Name:   C. Derek Anderson
                                       Title:  Senior Managing Partner

                                  PLANTAGENET CAPITAL PARTNERS, L.P.

                                  By:  PLANTAGENET CAPITAL MANAGEMENT LLC,
                                       its General Partner

                                  By:  /s/ C. Derek Anderson
                                       ----------------------------------------
                                       Name:   C. Derek Anderson
                                       Title:  Senior Managing Partner

[Signatures continued to next page]

                                                          Page  17 of 17  Pages

[Signatures continued from prior page]

                                  PLANTAGENET CAPITAL MANAGEMENT LLC

                                  By:  /s/ C. Derek Anderson
                                       ----------------------------------------
                                       Name:   C. Derek Anderson
                                       Title:  Senior Managing Partner


                                  ANDERSON CAPITAL MANAGEMENT, INC.

                                  By:  /s/ Patricia Love Anderson
                                       ----------------------------------------
                                       Name:  Patricia Love Anderson
                                       Title: President

                                  /s/ Patricia Love Anderson
                                  ---------------------------------------------
                                  Patricia Love Anderson

                                  /s/ John J. Zappettini
                                  ---------------------------------------------
                                  John J. Zappettini

                                  /s/ C. Derek Anderson
                                  ---------------------------------------------
                                  C. Derek Anderson